VEON enters into agreement to sell its Russian operations Amsterdam, Netherlands, 24 November 2022 13:25 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that following a competitive process, it has entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO Aleksander Torbakhov. The management buy-out of VimpelCom implies an expected enterprise value of approximately RUB 370 billion, representing an expected enterprise value / 2022E EBITDA multiple of 3.2x. On a standalone basis, for the twelve months ended 30 September 2022, VimpelCom generated revenue of RUB 339 billion and EBITDA of RUB 115 billion. Under the agreement, VEON will receive total consideration of RUB 130 billion (approximately USD 2.1 billion1). It is expected that the total consideration will be paid primarily by VimpelCom taking on and discharging certain VEON Holdings B.V. debt, thus significantly deleveraging VEON’s balance sheet. The transaction is subject to customary closing conditions, including receipt of requisite regulatory approvals, licenses from relevant government authorities and any required consent from VEON creditors. The target completion date for the transaction is on or before 1 June 2023, with options on both sides for extensions in case any required regulatory license has not yet been received. “After considering numerous options, I am confident that the agreed sale of VEON’s Russian operations to the VimpelCom management team represents an optimal solution for VEON, its Russian operations and the stakeholders of both companies, including customers, shareholders and creditors, as well as employees both in and outside of Russia. VEON is committed to ensuring the transaction is seamless for staff and customers in Russia, with no disruption to the services currently provided,” said Kaan Terzioğlu, CEO of VEON Group. “This transaction will be equity accretive, result in significant deleveraging of VEON’s balance sheet and will enhance VEON’s credit profile.” As part of the transaction, ownership of VEON’s Kazakhstan operations will be transferred to VEON Holdings B.V. and certain inter-company loans will be extinguished. This will ensure that VEON will continue to consolidate its Kazakhstan operations, with VEON Holdings B.V. taking direct ownership of the Group’s 75% stake in Kar-Tel, which operates under the Beeline brand. 1 USD/RUB rate of 60.5043, source: Central Bank of Russia FX rate as of 24 November 2022

The agreement also includes a customary provision that enables VEON to benefit from a potential subsequent event, including a sale of VimpelCom at a higher valuation, for a period of 30 months following closing, and provides for typical termination rights in favor of VEON in case of a change in control of the buyer entity (JSC Kopernik-Invest 3). The agreement is governed by Russian law and provides for international dispute resolution. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. About JSC Kopernik-Invest 3 JSC Kopernik-Invest 3 is a special purpose acquisition vehicle formed for this transaction to act as buyer under the acquisition agreement, and is 100% indirectly owned by the members of VimpelCom senior management which are participating in the transaction. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the closing of the transactions described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the transactions referred to above will be successfully completed or that requisite approvals for these transactions will be received. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information VEON Group Communications Director

Marina Levina pr@veon.com Group Director Investor Relations Nik Kershaw ir@veon.com TUVA Partners Managing Partner Julian Tanner Julian.tanner@tuvapartners.com